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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

August 16, 2017

VIA EDGAR
==========
Sumeera Younis
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:
Spinnaker ETF Trust (the "Trust"), with respect to Fieldstone Merlin Dynamic Large Cap Growth ETF ("Large Cap Growth ETF"), Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF ("Fixed Income ETF") and Fieldstone UVA Dividend Value ETF ("Dividend Value ETF") (each a "Fund" and collectively, the "Funds"), File Nos. 333-215942 and 811-22398

Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests, on behalf of Spinnaker ETF Trust (the "Registrant"), that the effective date for the Registration Statement of the Registrant on Form N-1A captioned above be accelerated so that it will be declared effective at 4:00 P.M. on August 17, 2017, or as soon thereafter as is practicable.
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If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis